UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021.

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli 18537

Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The proxy statement and the proxy for the 2021 Annual Meeting of Limited Partners of GasLog Partners LP are included as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Proxy Statement for the 2021 Annual Meeting of Limited Partners of GasLog Partners LP
99.2	Proxy for the 2021 Annual Meeting of Limited Partners of GasLog Partners LP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2021
GASLOG PARTNERS LP,

	by	/s/ Paul A. Wogan
Name: Paul A. Wogan
Title: Chief Executive Officer